Agora, Inc. Reports Fourth Quarter and Fiscal Year 2020 Financial Results

February 22, 2021

SANTA CLARA, Calif. – (PRNewswire) – Agora, Inc. (NASDAQ: API) (“Agora”), a pioneer and leading platform for real-time engagement APIs, today announced its financial results for the fourth quarter and the fiscal year ended December 31, 2020.

“We closed the year with solid fourth quarter results, which demonstrate the power of contextual real-time engagement and our developer-first business model. We are happy to see that Agora powers some of the most exciting innovations and new experiences on the internet.” said Tony Zhao, founder, chairman and CEO of Agora. “Looking into 2021, we will continue to invest in product and technology innovation to solidify our position as the go-to platform for real-time engagement APIs”.

Fourth Quarter 2020 Highlights

•Total revenues for the quarter were $33.3 million, an increase of 74.1% from $19.1 million in the fourth quarter of 2019.
•Active Customers as of December 31, 2020 were 2,095, an increase of 101.2% from 1,041 as of December 31, 2019.
•Constant Currency Dollar-Based Net Expansion Rate was 179% for the trailing 12-month period ended December 31, 2020.
•Net loss for the quarter was $6.2 million, compared to net loss of $2.3 million in the fourth quarter of 2019. After excluding share-based compensation expense, non-GAAP net loss for the quarter was $3.2 million, compared to the non-GAAP net loss of $1.5 million in the fourth quarter of 2019. Adjusted EBITDA for the quarter was negative $3.3 million, compared to negative $1.0 million in the fourth quarter of 2019.
•Total cash, cash equivalents and short-term investments as of December 31, 2020 was $635.4 million.
•Net cash generated from operating activities for the quarter was $2.0 million, compared to $2.1 million in the fourth quarter of 2019. Free cash flow for the quarter was negative $1.4 million, compared to $0.9 million in the fourth quarter of 2019.

Fiscal Year 2020 Highlights

•Total revenues in 2020 were $133.6 million, an increase of 107.3% from $64.4 million in 2019.
•Net loss in 2020 was $3.1 million, compared to $6.2 million in 2019. After excluding share-based compensation expense, non-GAAP net income in 2020 was $8.9 million, compared to the non-GAAP net loss of $1.9 million in 2019. Adjusted EBITDA in 2020 was $11.2 million, compared to $0.1 million in 2019.
•Net cash generated from operating activities in 2020 was $6.6 million, compared to $0.7 million in 2019. Free cash flow in 2020 was negative $6.3 million, compared to negative $4.1 million in 2019.

Fourth Quarter 2020 Financial Results

Revenues
Total revenues were $33.3 million in the fourth quarter of 2020, an increase of 74.1% from $19.1 million in the same period last year, primarily due to increased usage of our video and voice products as a result of our business expansion.

Cost of Revenues
Cost of revenues was $13.2 million in the fourth quarter of 2020, an increase of 104.5% from $6.4 million in the same period last year, primarily due to increase in bandwidth and co-location costs and depreciation of servers and network equipment as we continued to scale our business.

Gross Profit and Gross Margin
Gross profit was $20.1 million in the fourth quarter of 2020, an increase of 58.6% from $12.7 million in the same period last year. Gross margin was 60.4% in the fourth quarter of 2020, a decrease of 5.9% from 66.3% in the same period last year, primarily due to international expansion to regions with higher infrastructure costs and capacity expansion in anticipation of future usage growth.

Operating Expenses
Operating expenses were $28.5 million in the fourth quarter of 2020, an increase of 89.0% from $15.1 million in the same period last year.

•Research and development expenses were $14.4 million in the fourth quarter of 2020, an increase of 102.6% from $7.1 million in the same period last year, primarily due to increased personnel costs as we continue to build our research and development team, including an increase in share-based compensation from $0.2 million in the fourth quarter of 2019 to $1.4 million in the fourth quarter of 2020.
•Sales and marketing expenses were $7.4 million in the fourth quarter of 2020, an increase of 33.8% from $5.6 million in the same period last year, primarily due to increased personnel costs as we continue to build our team and incur advertising expenses.
•General and administrative expenses were $6.7 million in the fourth quarter of 2020, an increase of 175.4% from $2.4 million in the same period last year, primarily due to increased personnel costs as we continue to build our team, including an increase in share-based compensation from $0.3 million in the fourth quarter of 2019 to $1.0 million in the fourth quarter of 2020, as well as higher professional services expensed compared to prior year.

Other Operating Income
Other operating income was $0.7 million in the fourth quarter of 2020, compared to $31 thousand in the same period last year, primarily due to government subsidies and additional value added tax deductions.

Loss from Operations
Loss from operations was $7.7 million in the fourth quarter of 2020, compared to loss from operations of $2.4 million in the same period last year.

Interest and Investment Income
Interest and investment income were $1.5 million in the fourth quarter of 2020, an increase of 536.3% from $0.2 million in the same period last year, primarily due to an increase in the average balance of cash and cash equivalents and an increase in short-term investments purchased due to our initial public offering and concurrent private placement.

Income Taxes
Income taxes were negative $0.1 million in the fourth quarter of 2020, compared to $0.2 million in the same period last year, primarily due to decrease in pre-tax income generated by our subsidiaries.

Net Loss
Net loss was $6.2 million in the fourth quarter of 2020, compared to net loss of $2.3 million in the same period last year.

Net loss attributable to ordinary shareholders
Net loss attributable to ordinary shareholders for the quarter was $6.2 million, compared to net loss attributable to ordinary shareholders of $21.6 million in the same period last year, which was primarily due to accretion of preferred shares to redemption value.

Net loss per American Depositary Share
Net loss per American Depositary Share (“ADS”)1 was $0.06, compared to net loss of $0.73 per ADS in the same period last year.

Fiscal Year 2020 Financial Results

Revenues
Total revenues in 2020 were $133.6 million, an increase of 107.3% from $64.4 million in 2019, primarily due to increased usage of our video and voice products as a result of our business expansion and empowerment of various use cases, particularly in education and social related applications.

Cost of Revenues
Cost of revenues in 2020 was $47.2 million, an increase of 131.2% from $20.4 million in 2019, primarily due to increase in bandwidth and co-location costs and depreciation of servers and network equipment as we continued to scale our business.

Gross Profit and Gross Margin
Gross profit in 2020 was $86.4 million, an increase of 96.2% from $44.0 million in 2019. Gross margin in 2020 was 64.7%, a decrease of 3.6% from 68.3% in 2019, primarily due to our current same standard pricing for all regions and international expansion to regions with higher infrastructure costs and capacity expansion in anticipation of future usage growth.

Operating Expenses
Operating expenses in 2020 were $93.2 million, an increase of 85.7% from $50.2 million in 2019.

1 One ADS represents four Class A ordinary shares.

•Research and development expenses in 2020 were $49.5 million, an increase of 109.5% from $23.6 million in 2019, primarily due to increased personnel costs as we continue to build our research and development team, including an increase in share-based compensation from $1.5 million in 2019 to $5.3 million in 2020.
•Sales and marketing expenses in 2020 were $25.7 million, an increase of 32.5% from $19.4 million in 2019, primarily due to increased personnel costs as we continue to build our team and incur advertising expenses.
•General and administrative expenses in 2020 were $18.0 million, an increase of 150.9% from $7.2 million in 2019, primarily due to increased personnel costs as we continue to build our team, including an increase in share-based compensation from $1.0 million in 2019 to $4.2 million in 2020, as well as higher professional services expensed compared to prior year.

Other Operating Income
Other operating income in 2020 was $1.7 million, compared to $0.1 million in 2019, primarily due to government subsidies, additional value added tax deductions and income tax refund.

Loss from Operations
Loss from operations in 2020 was $5.2 million, compared to $6.1 million in 2019.

Interest and Investment Income
Interest and investment income in 2020 were $2.7 million, an increase of 331.9% from $0.6 million in 2019, primarily due to an increase in the average balance of cash and cash equivalents and an increase in short-term investments purchased due to our initial public offering and concurrent private placement.

Income Taxes
Income taxes in 2020 were $0.6 million, compared to 0.8 million in 2019, primarily due to decrease in pre-tax income generated by our subsidiaries.

Net Loss
Net loss in 2020 was $3.1 million, compared to net loss of $6.2 million in 2019.

Net loss attributable to ordinary shareholders
Net loss attributable to ordinary shareholders in 2020 was $203.3 million, compared to net loss attributable to ordinary shareholders of $66.9 million in 2019, primarily due to accretion of preferred shares to redemption value.

Net loss per American Depositary Share
Net loss per American Depositary Share (“ADS”) in 2020 was $3.02, compared to net loss of $2.31 per ADS in 2019.

Management Change

Resignation of senior vice president of products

Agora today announced that Mr. Siming Tao, Agora’s senior vice president of products, is resigning from his senior vice president position at Agora for personal reason, effective from February 28, 2021. Mr. Tao’s resignation did not result from any disagreement with the company, and he will remain as Agora’s strategic advisor on areas such as product development and investments.

“Siming was one of the first members of the team, and has made important contribution to the business. After many years of intensive work, I understand Siming wants to spend more time with his family, and we reached a mutual understanding that Siming will continue to help the company in a lighter capacity as strategic advisor. I want to express my sincerest gratitude to Siming for his camaraderie and invaluable contribution. Siming's work will be resumed by our aspiring and capable global product team and I'm sure we will continue to benefit from his insight and experience.” said Tony Zhao, founder, chairman and CEO of Agora.

Appointment of chief strategy officer

Agora today announced that Stanley Wei will join the company as its chief strategy officer, responsible for overall strategic planning, investments and global expansion. Stanley will report directly to Agora CEO Tony Zhao.

“I have known Stanley for more than 10 years. Stanley is a visionary technologist with proven records and extensive experiences in management, strategy and investment in the technology industry globally. We are thrilled to welcome Stanley on board and look forward to working with him to bring Agora to the next level.” said Tony Zhao, founder, chairman and CEO of Agora.

Prior to Agora, Stanley served as managing director of Hillhouse Capital from 2017 to 2019, where he was focused on investing in the enterprise services sector. Stanley was co-chief executive officer of 36Kr from 2015 to 2016, a prominent technology-focused media platform. As an entrepreneur, Stanley co-founded two technology companies, which were acquired by Yahoo and Renren respectively. Stanley was also director of strategy in Tencent and had extensive experiences in Silicon Valley. Stanley received bachelor degree from Shanghai Jiaotong University and MBA degree from the Wharton School, University of Pennsylvania.

Financial Outlook

Based on currently available information, Agora expects that the preliminary estimates of total revenues for the fiscal year ending December 31, 2021 to be between $178 million and $182 million. This outlook reflects the company’s current and preliminary views on the market and operational conditions, and the outlook ranges for fiscal year 2021 reflect a number of assumptions that are subject to change based on uncertainties such as the impact of the COVID-19 pandemic.

Earnings Call

Agora will host a conference call to discuss the financial results at 5 p.m. Pacific Time / 8:00 p.m. Eastern Time on the same day. Details for the conference call are as follows:
Event title: Agora, Inc. 4Q and Fiscal Year 2020 Financial Results
Conference ID: 7134408
Direct Event online registration: http://apac.directeventreg.com/registration/event/7134408
Please register in advance of the conference using the link provided above. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID.

A digital recording of the conference call will be available for replay two hours after the call’s completion (dial-in number: US 18554525696, International +61 2 81990299; same conference ID as shown above).
Please visit Agora’s investor relations website at https://investor.agora.io/investor-relations on February 22, 2021 to view the earnings release and accompanying slides prior to the conference call.

Use of Non-GAAP Financial Measures

Agora has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (GAAP). Agora uses these non-GAAP financial measures internally in analyzing its financial results and believes that use of these non-GAAP financial measures is useful to investors as an additional tool to evaluate ongoing operating results and trends and in comparing Agora’s financial results with other companies in its industry, many of which present similar non-GAAP financial measures. Besides free cash flow (as defined below), each of these non-GAAP financial measures represents the corresponding GAAP financial measure before share-based compensation expenses. We believe that such non-GAAP financial measures help identify underlying trends in our business that could otherwise be distorted by the effect of such share-based compensation expenses that we include in cost of revenues, total operating expenses and net income (loss). We believe that all such non-GAAP financial measures also provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with Agora’s consolidated financial statements prepared in accordance with GAAP. A reconciliation of Agora’s historical non-GAAP financial measures to the most directly comparable GAAP measures has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measures” included at the end of this press release, and investors are encouraged to review the reconciliation.

Definitions of Agora’s non-GAAP financial measures included in this press release are presented below.

Non-GAAP Net Income (Loss)

Agora defines non-GAAP net income (loss) as net income (loss) adjusted to exclude share-based compensation expense.

Adjusted EBITDA

Agora defines Adjusted EBITDA as net income (loss) before exchange gain (loss), interest and investment income, income taxes, depreciation and amortization, and adjusted to exclude the effects of share-based compensation expense.

Free Cash Flow

Agora defines free cash flow as net cash provided by operating activities less purchases of property and equipment. Agora considers free cash flow to be a liquidity measure that provides useful information to management and investors regarding net cash provided by operating activities and cash used for investments in property and equipment required to maintain and grow the business.

Operating Metrics

Agora also uses other operating metrics included in this press release and defined below to assess the performance of its business.

Active Customers

Agora defines an active customer at the end of any particular period as an organization or individual developer from which Agora generated more than $100 of revenue during the preceding 12 months. Agora counts customers based on unique customer account identifiers. Generally, one software application uses the same customer account identifier throughout its life cycle while one account may be used for multiple applications.

Constant Currency Dollar-Based Net Expansion Rate

Agora calculates Dollar-Based Net Expansion Rate for a trailing 12-month period by first identifying all customers in the prior 12-month period, and then calculating the quotient from dividing the revenue generated from such customers in the trailing 12-month period by the revenue generated from the same group of customers in the prior 12-month period. Constant Currency Dollar-Based Net Expansion Rate is calculated the same way as Dollar-Based Net Expansion Rate but using fixed exchange rates based on the daily average exchange rates prevailing during the prior 12-month period to remove the impact of foreign currency translations. Agora believes Constant Currency Dollar-Based Net Expansion Rate facilitates operating performance comparisons on a period-to-period basis as Agora does not consider the impact of foreign currency fluctuations to be indicative of its core operating performance.

Safe Harbor Statements

This press release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Agora’s financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. Among other things, the Financial Outlook in this announcement contain forward-looking statements. These forward-looking statements are based on Agora’s current expectations and involve risks and uncertainties. Agora’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the growth of the RTE-PaaS market; Agora’s ability to manage its growth and expand its operations; the continued impact of the COVID-19 pandemic on global markets and Agora’s business, operations and customers; Agora’s ability to attract new developers and convert them into customers; Agora’s ability to retain existing customers and expand their usage of Agora’s platform and products; Agora’s ability to drive popularity of existing use cases and enable new use cases, including through quality enhancements and introduction of new products, features and functionalities; Agora’s fluctuating operating results; competition; the effect of broader technological and market trends on Agora’s business and prospects; general economic conditions and their impact on customer and end-user demand; and other risks and uncertainties included under the caption “Risk Factors” and elsewhere in our filings with the Securities and Exchange Commission, including, without limitation, the final prospectus related to the IPO filed with the SEC on June 26, 2020. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Agora undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About Agora

Agora’s mission is to make real-time engagement ubiquitous, allowing everyone to interact with anyone, in any app, anytime and anywhere. Agora’s cloud platform provides developers simple, flexible and powerful application programming interfaces, or APIs, to embed real-time video and voice engagement functionalities into their applications. Agora maintains dual headquarters in Shanghai, China and Santa Clara, California.

For more information, please visit: www.agora.io.

Investor Contact:
Fionna Chen
investor@agora.io

Media Contact:
Suzanne Nguyen
press@agora.io

Agora, Inc.
Condensed Consolidated Balance Sheets
(Unaudited, in US$ thousands)

	As of	As of
	December 31,	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	111,218	105,603
Short-term investments	524,220	-
Accounts receivable, net	27,840	16,248
Prepayments and other current assets	7,459	1,381
Total current assets	670,737	123,232
Property and equipment, net	16,754	6,282
Goodwill	3,089	-
Intangible assets	209	-
Deferred tax assets	511	836
Other non-current assets	1,604	809
Total assets	692,904	131,159

Liabilities, mezzanine equity and shareholders' equity (deficit)
Current liabilities:
Accounts payable	7,721	4,088
Advances from customers	1,339	921
Taxes payable	2,172	2,493
Accrued expenses and other current liabilities	25,075	10,979
Total current liabilities	36,307	18,481
Long-term payable	82	-
Deferred tax liabilities	52	-
Total liabilities	36,441	18,481

Mezzanine equity	-	239,970

Shareholders' equity (deficit):
Ordinary shares	-	12
Class A ordinary shares	33	-
Class B ordinary shares	8	-
Additional paid-in-capital	818,428	-
Accumulated other comprehensive loss	1,941	(988)
Accumulated deficit	(163,947)	(126,316)
Total shareholders' equity (deficit)	656,463	(127,292)
Total liabilities, mezzanine equity and shareholders’ equity (deficit)	692,904	131,159

Agora, Inc.
Condensed Consolidated Statements of Comprehensive Income (Loss)
(Unaudited, in US$ thousands, except share and per ADS amounts)

	Three Month Ended		Year Ended
	December 31,		December 31,
	2020	2019	2020	2019
Real-time engagement service revenues	31,411	18,840	131,149	63,925
Other revenues	1,842	265	2,415	503
Total revenues	33,253	19,105	133,564	64,428
Cost of revenues	13,157	6,434	47,199	20,417
Gross profit	20,096	12,671	86,365	44,011
Operating expenses:
Research and development	14,438	7,128	49,494	23,623
Sales and marketing	7,437	5,557	25,724	19,408
General and administrative	6,668	2,421	18,010	7,177
Total operating expenses	28,543	15,106	93,228	50,208
Other operating income	698	31	1,672	108
Loss from operations	(7,749)	(2,404)	(5,191)	(6,089)
Exchange gain (loss)	(31)	34	(65)	87
Interest and investment income	1,527	240	2,704	626
Loss before income taxes	(6,253)	(2,130)	(2,552)	(5,376)
Income taxes	71	(212)	(562)	(801)
Net loss	(6,182)	(2,342)	(3,114)	(6,177)
Less: cumulative undeclared dividends on convertible redeemable preferred shares	-	(2,490)	(6,715)	(9,962)
Less: accretion on convertible redeemable preferred shares to redemption value	-	(16,741)	(193,466)	(50,715)
Net loss attributable to ordinary shareholders	(6,182)	(21,573)	(203,295)	(66,854)
Other comprehensive loss:
Foreign currency translation adjustments	1,813	327	2,930	(358)
Total comprehensive loss attributable to ordinary shareholders	(4,369)	(21,246)	(200,365)	(67,212)

Net loss per ADS attributable to ordinary shareholders, basic and diluted	(0.06)	(0.73)	(3.02)	(2.31)

Weighted-average shares used in computing net loss per ADS attributable to ordinary shareholders, basic and diluted	408,001,638	118,202,221	268,849,967	115,716,392

Share-based compensation expenses* included in:
Cost of revenues	18	20	357	80
Research and development expenses	1,411	183	5,312	1,473
Sales and marketing expenses	504	373	2,061	1,654
General and administrative expenses	1,015	271	4,244	1,046

* In the fourth quarter of 2020, Agora formally implemented the Venture Partners Plan, which is a new incentive plan that can be settled in shares or cash at the discretion of plan administrator. Therefore, $3.4M accrued in prior quarters of 2020 were reclassified from cash bonus expenses to share-based compensation expenses to reflect the costs related to the new incentive plan.

Agora, Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited, in US$ thousands)

	Three Month Ended		Year Ended
	December 31,		December 31,
	2020	2019	2020	2019
Cash flows from operating activities:
Net loss	(6,182)	(2,342)	(3,114)	(6,177)
Adjustments to reconcile net loss to net cash generated from operating activities:
Share-based compensation expense	2,948	847	11,974	3,405
Depreciation of property and equipment	1,514	577	4,460	1,868
Change in the fair value of short-term investments	33	-	-	-
Changes in assets and liabilities:
Accounts receivable	2,344	(3,188)	(9,789)	(4,807)
Prepayments and other current assets	(910)	123	(5,140)	206
Deferred tax	378	(336)	378	(336)
Other non-current assets	(93)	(121)	(692)	(135)
Accounts payable	864	1,445	1,755	1,121
Advances from customers	151	(159)	335	302
Taxes payable	(715)	644	(450)	1,215
Accrued expenses and other liabilities	1,635	4,587	6,847	4,044
Net cash generated from operating activities	1,967	2,077	6,564	706
Cash flows from investing activities:
Purchase of short-term investments	(297,587)	(83,660)	(522,730)	(97,558)
Proceeds from sale and maturity of short-term investments	-	88,059	-	99,008
Purchase of property and equipment	(3,347)	(1,180)	(12,878)	(4,802)
Cash received from acquisition	556	-	556	-
Net cash generated from (used in) investing activities	(300,378)	3,219	(535,052)	(3,352)
Cash flows from financing activities:
Proceeds from issuance of Series C+ convertible redeemable preferred shares, net of the issuance costs of nil	-	-	50,000	-
Proceeds from the IPO and concurrent private placement, net of underwriter discounts and commissions and other offering costs paid	(277)	-	483,628	-
Proceeds from exercise of employees’ share options	10	-	10	-
Net cash provided by (used in) financing activities	(267)	-	533,638	-
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	114	48	465	(269)
Net increase (decrease) in cash, cash equivalents and restricted cash	(298,564)	5,344	5,615	(2,915)
Cash, cash equivalents and restricted cash at beginning of period *	409,862	100,339	105,683	108,598
Cash, cash equivalents and restricted cash at end of period **	111,298	105,683	111,298	105,683
Supplemental disclosure of cash flow information:
Income taxes paid	-	-	742	411

Non-cash financing and investing activities:
Accretion to redemption value of convertible redeemable preferred shares	-	16,741	193,466	50,715
Deposits utilized for employees’ share option exercises	(339)	-	(339)	-
Payables for property and equipment	2,293	613	2,293	613
Payables for deferred initial public offering cost	-	287	-	287
Payables for acquisition	3,150	-	3,150	-
Proceeds receivable from exercise of employees’ share options	612	-	612	-

* includes restricted cash balance	80	80	80	80
** includes restricted cash balance	80	80	80	80

Agora, Inc.
Reconciliation of GAAP to Non-GAAP Measures
(Unaudited, in US$ thousands, except share and per ADS amounts)

	Three Month Ended		Year Ended
	December 31,		December 31,
	2020	2019	2020	2019
GAAP net loss	(6,182)	(2,342)	(3,114)	(6,177)
Add:
Share-based compensation expense	2,948	847	11,974	4,252
Non-GAAP net income (loss)	(3,234)	(1,495)	8,860	(1,925)

Net loss	(6,182)	(2,342)	(3,114)	(6,177)
Excluding:
Exchange rate gains (loss)	(31)	34	(65)	87
Interest and investment income	1,527	240	2,704	626
Income taxes	71	(212)	(562)	(801)
Depreciation and amortization expense	1,514	577	4,460	1,868
Share-based compensation expense	2,948	847	11,974	4,252
Adjusted EBITDA	(3,287)	(980)	11,243	31

Net cash generated from operating activities	1,967	2,077	6,564	706
Purchase of property and equipment	(3,347)	(1,180)	(12,878)	(4,802)
Free Cash Flow	(1,380)	897	(6,314)	(4,096)
Net cash generated from (used in) investing activities	(300,378)	3,219	(535,052)	(3,352)
Net cash provided by (used in) financing activities	(267)	-	533,638	-